FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: August 10, 2007	/s/ Donat Madilo Donat Madilo Treasurer

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation (the “Company”)

1 First Canadian Place

Suite 7070, 100 King Street West

Toronto, Ontario M5X 1E3

2.	Date of Material Change

July 30, 2007.

3.	News Release

The news release attached hereto as Schedule “A” announcing the material change was issued through CNW Group on July 30, 2007.

4.	Summary of Material Change

The Company has completed its Preliminary Economic Assessment (the “Study”) of its wholly-owned Twangiza project, located on the Twangiza-Namoya gold belt in the Democratic Republic of Congo. Highlights of the Study are set out on the first page of the Company’s news release attached hereto as Schedule “A” (see “Highlights include”). Additional information regarding the Study is also contained in the said news release, which news release is incorporated herein.

5.	Full Description of Material Change

5.1	Full Description of Material Change

The material change is described in the Company’s news release attached hereto as Schedule “A”, which news release is incorporated herein.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change referred to herein and this report:

Peter N. Cowley

President and Chief Executive Officer

(44) 790-454-0856 (United Kingdom telephone number)

9.	Date of Report

August 9, 2007.

Schedule “A”

Banro Corporation

PRESS RELEASE

BANRO’S PRELIMINARY ASSESSMENT OF ITS TWANGIZA GOLD
PROJECT INDICATES ANNUAL PRODUCTION OF 317,500 OUNCES
AT AVERAGE CASH COSTS OF US$215 PER OUNCE DURING FIRST
 7 YEARS OF OPERATIONS

TORONTO, July 30, 2007 - Banro Corporation (“Banro” or the “Company”) (AMEX - “BAA” TSX - “BAA”) is pleased to announce completion of its Preliminary Assessment of its wholly-owned Twangiza project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Highlights include:

•	Average annual production of 317,500 ounces of gold per annum during initial 7 years of operations (average 260,300 ounces of gold per annum over the currently defined 13 year mine life).
•	Operating total cash costs of US$215 per ounce for the initial 7 year mine life (average US$257 per ounce over 13 year mine life).
•	Project post tax net present value (“NPV”) of US$511 million based on a 5% discount rate and a gold price of US$600 per ounce.
•	Project post tax internal rate of return (“IRR”) of 33%, with a 2.6 year payback on project capital expenditures from the start of production.
•	Project net cash flow after tax and capital spending of US$791 million.

The Preliminary Assessment has been prepared with input from a number of independent consultants including SRK Consulting, Cardiff (mining and environmental), SGS Lakefield, Johannesburg (metallurgical testwork), Knight Piésold Ltd., Vancouver (power) and SENET, Johannesburg (processing and infrastructure). SENET also undertook the preliminary economic valuation and report compilation.

“The results of this Preliminary Assessment, which highlight the robust economics of our Twangiza project, are extremely encouraging,” said Peter Cowley, Banro’s President and CEO. “Twangiza has the potential to generate significant cash flow based on its projected low cash operating costs. Our focus now is on further improving Twangiza’s economics by expanding the resource base, optimizing various aspects of the project, especially the processing route, completing feasibility studies and moving Twangiza along the development path and up the value curve. The very positive results from Twangiza, when combined with the previously announced Namoya project results, indicate the potential for production of plus 500,000 ounces per year of gold from these two projects and the generation of very significant cash flows.”

Cautionary Statement:

The Preliminary Assessment of Twangiza is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the conclusions reached in the Preliminary Assessment will be realized.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Twangiza Project Overview

The Twangiza project is located in the South Kivu Province of the DRC, 45 kilometres to the south-southeast of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits totalling 1,164 square kilometers that are wholly-owned by Banro, indirectly through a DRC subsidiary, Twangiza Mining sarl.

Twangiza is situated at the northeastern end of the Twangiza-Namoya gold belt. The current exploration commenced in October 2005 and to date 125 diamond drill holes have been completed, together with extensive re-sampling of old mine adits, along the 5.2 kilometre long, north trending mineralized trend, which hosts the two principal deposits of Twangiza Main and Twangiza North. Gold mineralization is hosted in sediments (mudstones and siltstones) that have been intruded by a series of feldspar porphyry sills along the hinge of a major anticlinal structure. Exploration is continuing with four diamond rigs on the property.

Mineral Resources

The Twangiza project’s attributed Mineral Resources have been derived from resource drilling and assays received before June 2007 and are as reported in the Company’s press release dated June 13, 2007. These Mineral Resource estimates were prepared in accordance with National Instrument 43-101 based on information compiled by Banro’s Mineral Resources Manager, Daniel Bansah, who is a “qualified person” as such term is defined in National Instrument 43-101.

Table I below summarises the current Mineral Resource estimates at Twangiza.

Table I

Mineral Resource Category	Tonnes	Grade	Ounces
		(g/t Au)
Measured	14,510,000	2.82	1,313,400
Indicated	31,460,000	1.81	1,832,800
Measured & Indicated	45,970,000	2.13	3,146,200

Inferred	47,474,000	2.02	3,088,100

(Using a 1.0 g/t Au cut-off).

Table II below summarises the Mineral Resources at Twangiza in terms of oxide, transitional and fresh rock (sulfide) categories.

Table II

Material Type	Measured & Indicated			Inferred
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(g/t Au)			(g/t Au)
Oxide	13,080,000	2.72	1,143,900	5,121,000	3.37	555,100
Transitional	11,356,000	2.32	846,100	3,845,000	3.05	377,100
Fresh (Sulfide)	21,534,000	1.67	1,156,200	38,508,000	1.74	2,155,900
Total	45,970,000	2.13	3,146,200	47,474,000	2.02	3,088,100

(Using a 1.0 g/t Au cut-off).

The above Mineral Resources are found within three deposits: Twangiza Main, which contains 84% of the total Mineral Resources; Twangiza North, which contains 14% of the total Mineral Resources; and the transported Twangiza Main “Valley Fill” deposit, which contains 2% of the total Mineral Resources.

The above Mineral Resources are found within three deposits: Twangiza Main, which contains 84% of the total Mineral Resources; Twangiza North, which contains 14% of the total Mineral Resources; and the transported Twangiza Main “Valley Fill” deposit, which contains 2% of the total Mineral Resources.

Mine Plan

SRK Consulting (UK) Ltd. (Cardiff office) undertook a mine plan based on Banro’s Measured, Indicated and Inferred Mineral Resources delineated to date. Pit optimizations were undertaken on the two principal deposits at Twangiza based on the following parameters:

Gold price:	US$600 per ounce
Diesel fuel price:	US$0.89/litre
Mining dilution:	5% at zero grade
Mining recovery:	95%
Pit slopes:	minus 40 to 50 degrees
Metallurgical recovery:	Oxide sediment and feldspar porphyry:	91%
	Transitional feldspar porphyry:	81%
	Transitional sediment:	38%
	Fresh feldspar porphyry:	91%
	Fresh sediment:	54%

The following Mineral Resources were estimated to be contained in an engineered pit design, optimum for the hydroelectric power alternative:

Twangiza Open Pit Mineral Resources

	Tonnes	Au (g/t)	Ounces	Strip Ratio
Oxide	21,236,600	2.49	1,700,100
Transitional	12,405,900	2.73	1,088,900
Fresh Rock	33,067,400	1.69	1,796,700
Total	66,709,900	2.14	4,585,700	3.17

Economic open pit cut-off grades are estimated at 0.57 g/t Au for oxide, 0.70 g/t Au for the transitional porphyry, 1.49 g/t Au for the transitional sediment, 0.67 g/t Au for the fresh porphyry and 1.10 g/t Au for the fresh rock sediment ore type.

Preliminary pit optimization studies were also determined for a diesel fuelled power alternative and resulted in estimated open pit mineable resources of 54,879,400 tonnes grading 2.20 g/t Au (equivalent to 3,881,700 ounces of gold).

The mine schedule proposes the sequential mining of oxides, transitional and fresh rock ores from the open pits.

Processing

Metallurgical testwork, including recovery and comminution studies on representative, composite drill core samples, has been undertaken for the oxide, transitional and fresh rock (sulfide) ore categories by SGS Lakefield in Johannesburg and are continuing. The results indicate that the oxide sediments and porphyry, transitional and fresh rock feldspar porphyry host rock are non-refractory while the transitional and fresh rock sediments are refractory. Metallurgical results to date indicate the following metallurgical recoveries for the various ore types:

Feldspar Porphyry and Sediment Oxides: 91%

Transitional Feldspar Porphyry: 84%

Transitional Sediment: 38%

Fresh Feldspar Porphyry: 90%

Fresh Sediment: 54%

Based on this testwork, SENET of Johannesburg scoped a conventional Gravity-CIL (carbon-in-leach) processing facility with annual throughput of 5.0 million tonnes per annum, resulting in a currently defined mine life of 13 years. Metallurgical testwork is continuing on alternative processing routes to optimize the extraction of gold from the refractory ores (i.e. bio-oxidation) in the transitional and fresh sediment ore types.

Power

Studies have been undertaken using hydroelectric and diesel power sources for the Twangiza project. Although capital costs are higher for the hydroelectric alternative, operating costs, especially processing power costs, are significantly lower and subsequent project economics are better than a diesel powered generation alternative. Back up diesel power for essential processing plant equipment has been included in the project’s capital cost. Knight Piésold Ltd. of Vancouver undertook studies on a number of potential hydroelectric sites along the Twangiza-Namoya belt. Follow-up site investigations including the installation of flow gauges and detailed hydrology studies are ongoing as part of the feasibility studies. The hydroelectric power scheme also has the potential to obtain carbon credits that could reduce capital costs for this power alternative.

Capital Costs and Infrastructure

The following table summarizes estimated capital costs for the Twangiza project, as estimated by the independent consultants, and include preliminary discussions with equipment providers and also knowledge gained from current projects in Africa.

Costs currently assume an owner-operated mining fleet. Additionally, an assumption is made that a dedicated hydro-electric facility would be developed by Banro utilizing one of the sites selected by the Company’s consultant hydrologist, Knight Piésold Ltd.

Twangiza Project Capital Costs

Mining	US$ million
Plant & Equipment	57.59
Haul Roads	4.56
Prestrip	15.13
Other	1.38

Process Plant
Earthworks and Civil	14.29
Mechanical, Structural & Piping	57.31
Electrical & Instrumentation	7.90
Tailings Dam	5.44
Other	14.56

Infrastructure
Power Plant (hydro electric power)	54.84
Buildings and Accommodation Facilities	7.59
Access Roads	6.51
Vehicles and Mobile Plant	2.61
Other	1.45

Owner’s Costs	9.70

Other (EPCM, transport, etc.)	44.19

Contingency	42.42

Total Project Initial Capital Costs	347.47

Ongoing Capital	32.82

Operating Costs

The following operating costs were estimated and incorporated into the financial analysis:

Total Operating Costs for Initial 7 years

	Ore Tonne	Ore Tonne
	(US$/tonne)	(US$/ounce)
Mining	6.62	104.25
Processing	5.31	83.55
G & A	1.58	24.92
Refining	0.13	2.07
Total	13.64	214.79

Life of Mine Total Operating Costs

	Ore Tonne	Ore Tonne
	(US$/tonne)	(US$/ounce)
Mining	5.95	114.21
Processing	5.73	110.01
G & A	1.58	30.40
Refining	0.11	2.07
Total	13.37	256.69

The estimated total open pit mine operating cost of US$5.95 per tonne of ore is equivalent to US$1.45 per tonne of material moved.

Project Economics and Financial Analysis

SENET has produced a cash flow valuation model for the Twangiza project based upon the geological and engineering work completed to date and incorporating the hydroelectric power source. The financial model also reflects the favourable fiscal aspects of the Mining Convention governing the Twangiza project, which include 100% equity interest and a 10 year tax holiday from the start of production. An administrative tax of 5% for the importation of plant, machinery and consumables has been included in the projected capital and operating costs. The Base Case was developed using a long-term gold price of US$600 per ounce.

Calculated sensitivities show the significant upside leverage to gold prices and robust nature of the projected economics to operating assumptions.

Gold Price Senstivities

Gold Price	IRR		NPV (US$ M)
US$/oz	(%)	0%	5%	10%
550	28	622	389	238
600	33	791	511	330
650	39	960	632	422

Other Senstivities

Capital Costs
+ 10%	29	753	475	297
- 10%	38	829	546	363

Operating Costs
+ 10%	31	704	450	286
- 10%	36	878	571	374

The above financial analysis does not take into account ongoing exploration, feasibility, financing, interest or working capital costs.

Project economics were also run for the diesel power alternative. This resulted in the following:

•	Average annual production of 312,500 ounces of gold per annum during initial 7 years of operations (average 268,900 ounces of gold per annum over 11 year mine life).
•	Initial capital costs of US$299.19 million and ongoing capital of US$27.70 million.
•	Operating cash costs of US$293 per ounce for the initial 7 years (average US$331 per ounce over mine life).
•	Project post tax NPV of US$312 million based on a 5% discount rate and a gold price of US$600 per ounce.
•	Project post tax IRR of 29%, with a 2.7 year payback on project capital expenditures from the start of production.
•	Project net cash flow after tax and capital spending of US$480 million.

Accessibility and Transport

SENET has undertaken preliminary analysis of access routes to the Twangiza project for plant and equipment as well as ongoing production materials and consumables. Access to site is available predominantly by rail from Dar es Salaam on the coast in Tanzania or via road from Mombassa in Kenya. The national road (N2) running from Bukavu to Kasongo will pass within approximately 24 km of the project. This road is currently being upgraded through a World Bank initiative.

Environmental and Social Aspects

SRK Consulting is implementing a pre-feasibility, environmental base line study at Twangiza which will include ecological, hydrological and socio-economic assessments. There are a number of settlements in and around the mine project area that could provide labour for the operation.

Project Opportunities

Banro is actively pursuing a number of alternatives for enhancing and increasing the economics and financial returns relating to the Twangiza project. These include delineating additional resources at Twangiza within economic hauling distances, optimizing the mine plan schedule, optimizing process recoveries for the various ore types and targeting new near surface prospects within the Twangiza project area.

Development Timetable

Banro is currently working toward completion of a formal pre-feasibility study by the end of 2007. This will largely involve the inclusion of a further resource update, pit optimization and engineering studies including the incorporation of further metallurgical and geotechnical investigations. Banro has also initiated baseline environmental studies.

It is expected that the pre-feasibility work will progress directly to a definitive, full feasibility study with completion targeted for the second half of 2008. During this period, Banro intends to initiate discussions with potential project finance lenders, including both multilateral agencies and commercial banks.

Full details of the Twangiza Preliminary Assessment in the form of a National Instrument 43-101 technical report will be filed on SEDAR within the next 45 days.

Additional information with respect to the Twangiza project is contained in the technical report of Michael B. Skead (who is the Company’s Vice President, Exploration and a “qualified person” as such term is defined in National Instrument 43-101) dated March 6, 2007, and entitled “Fourth NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo.” A copy of this report can be obtained from SEDAR at www.sedar.com.

Qualified Person

The Preliminary Assessment of Twangiza was prepared under the supervision of James Hollywood, Managing Director of SENET and a “qualified person”, as such term is defined in National Instrument 43-101. Mr. Hollywood has reviewed and approved the contents of this press release.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flow and costs, estimated Twangiza project economics, mineral resource estimates, potential mineralization, potential mineral resources and the Company’s exploration and development plans and objectives with respect to its Twangiza project) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the Twangiza Preliminary Assessment and mine plan; failure to establish estimated mineral resources; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries for Twangiza being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; changes to regulations affecting the Company’s activities; uncertainties relating to the availability and costs of financing needed in the future; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 30, 2007 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Cautionary Note Concerning Resource Estimates

The mineral resource figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource estimates included in this press release are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure, except in the case of the Preliminary Assessment. Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

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For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.